

2400- 1111 West Georgia Street
Vancouver, BC, Canada V6E 4M4
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF
OTC\BB – BYBUF
Frankfurt – B4K

BUFFALO EXPLAINS TRADING HALT

Vancouver, B.C., May 15, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K), wishes to inform its shareholders that trading in Buffalo's shares was halted this morning as a result of a cease trade order issued by the British Columbia Securities Commission for failing to file Buffalo's audited financial statements and management discussion and analysis for the fiscal year ended December 31, 2007 within the time prescribed by National Instrument 51-102.

Buffalo's acquisitions during the last fiscal year, particularly the Sargold merger and Buffalo's spin-off of its uranium assets into Bondi Mining, significantly increased the complexity of the audit, resulting in the delay of the completion of the audit. Buffalo's management and auditors are working to complete the audit and Buffalo expects to file its year end statements and management discussion and analysis by May 23, 2008.

Mr. McEwen commented*, "The cease trade order is in no way related to the financial health of the Company and we are working to rectify the situation as quickly as possible and apologize for any concerns this has caused our shareholders."*

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

   "*Brian McEwen*"

Brian McEwen,
President and CEO

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or Tollfree: 1.888.685.5492